UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated: 5 June 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton, 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share code: GFI
ISIN: ZAE000018123
(the “Company”)
DEALING IN SECURITIES
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has awarded on 28 May 2019 (“the Award Date”),
Award effective 15 February 2019, Conditional Performance Shares to directors of the Company and major subsidiaries in terms of the Gold Fields Limited 2012 Share Plan (as amended) as set out below.
Performance Shares (PS) are conditionally awarded, based on a share price of R57.3756 being the 3 day VWAP of 27, 28, 29 February 2019.
The number of PS which may settle to a participant on vesting date
i.e. three years from effective date of the award, will be
determined by the Company achieving pre-determined performance conditions as follows:
Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group.
Absolute TSR - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin – achievement of pre-determined FCFM target.
The number of shares to be settled will range from 0% to 200% of the initial conditional award.
Name
PA SCHMIDT
Position Director of Gold Fields Limited
No of PS awarded and accepted 238 268
Award Acceptance Date 03 June 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period
Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
A BAKU
Position Director of a Major Subsidiary:
Gold Fields Ghana Pty Ltd
No of PS awarded and accepted 275 653
Award Acceptance Date 03 June 2019
Class of underlying security to                          Ordinary shares

which rights attach
Nature of transaction
Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
S MATHEWS
Position Director of Major Subsidiaries:
Gold Fields Australia (Pty)
Ltd, GSM Holding Company
Limited
No of PS awarded and accepted 109 577
Award Acceptance Date 03 June 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
Name
P WOODHOUSE
Position Director of Major Subsidiaries:
Gold Fields Australia (Pty)
Ltd, GSM Holding Company
Limited
No of PS awarded and accepted 17 710
Award Acceptance Date 03 June 2019
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Off market acceptance of
Performance Shares awarded
Vesting Period Performance Shares vest on
third anniversary of effective
Award date
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

05 June 2019
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 5 June 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
;
Title:
Chief Executive Officer